AB 3/1

10027767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 24 2010

Washington, DC
112

SEC FILE NUMBER
8- 53399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CREATION CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 SOUTH SERVICE ROAD, SUITE 100
(No. and Street)

MELVILLE	NEW YORK	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGG R. HONIGBLUM 512-358-9276
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERE LLP
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

n.a. 3/5

OATH OR AFFIRMATION

I, GREGG R. HONIGBLUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREATION CAPITAL LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MANDY LYNN BELL
Notary Public, State of Texas
My Commission Expires
October 12, 2013

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS
December 31, 2009

accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com
Member of CPAmerica International

INDEPENDENT AUDITORS' REPORT

To the Members of
Creation Capital LLC

We have audited the accompanying statement of financial condition of Creation Capital LLC (a Limited Liability Company) as of December 31, 2009, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creation Capital LLC as of December 31, 2009, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ERE LLP

New York, NY
February 15, 2010

CREATION CAPITAL LLC
(a Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

Assets:		
Cash and cash equivalents	$	30,789
Investments		252,162
Furniture and equipment, net of accumulated depreciation of $15,528		9,085
Other assets		4,600
Total Assets	**$**	**296,636**
Liabilities and Members' Equity:		
Liabilities:		
Accounts payable and accrued expenses	$	3,715
Total Liabilities		3,715
Members' equity		292,921
Total Liabilities and Members' Equity	**$**	**296,636**

See Accompanying Notes to the Financial Statements.

CREATION CAPITAL LLC
(a Limited Liability Company)

STATEMENT OF INCOME

Year ended December 31, 2009

Revenues:		
Fee income	$	50,000
Total revenues		50,000
Expenses:		
Health insurance		28,440
Rent and occupancy expense		16,400
Professional fees		17,339
Depreciation and amortization		4,637
Other operating expenses		90,511
Total expenses		157,327
Net Loss		**(107,327)**
Other comprehensive loss:		
Unrealized loss on investments		(56,573)
Comprehensive Loss	**$**	**(163,900)**

See Accompanying Notes to the Financial Statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2009	
Balance, January 1	$ 456,821
Net loss	(107,327)
Unrealized loss on investments	(56,573)
Balance, December 31	**$ 292,921**

See Accompanying Notes to the Financial Statements.

STATEMENT OF CASH FLOWS

Year ended December 31, 2009	
Cash Flows From Operating activities:	
Net loss	$ (107,327)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	4,637
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	10,184
Decrease in accounts payable and accrued expenses	(9,667)
Net cash used in operating activities	(102,173)
Net decrease in cash and cash equivalents	(102,173)
Cash and cash equivalents - beginning of year	132,962
Cash and cash equivalents - end of year	**$ 30,789**
Non-cash investing activity	
Unrealized loss on investments	$ (56,573)

See Accompanying Notes to the Financial Statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Creation Capital LLC, a limited liability company, (the "Company") was incorporated in May 2001 and registered with the National Association of Securities Dealers, Inc. (the "NASD") in October 2001. The Company operates as a broker/dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC").

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances and highly-liquid investments purchased with an original maturity of three months or less.

Investments
Under the accounting pronouncement for fair value measurements, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The pronouncement establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable units be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about inputs market participants at the measurement date. The fair value hierarchy is categorized into three levels based on inputs as follows-

Level 1- Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2- Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3- Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's securities consist of preferred stocks and warrants. The company uses the Level 2 fair value hierarchy in the valuation of these securities. The adoption of the pronouncement decreased investments by $56,573, which is reflected as unrealized loss on investment on the Statement of Income.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

The Company reviews long-lived assets to determine whether there has been any permanent impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company has determined that no impairment exists.

Fee Income

Fee income consists of consulting services and private placement fee income. Fee income and expenses are recorded on the accrual basis of accounting. As of December 31, 2009, the Company had no contractual agreements for services related to fee income.

Income Taxes

No provision has been made for federal and state income taxes in the accompanying financial statements since each member includes its proportionate share of income, loss or credit in its respective income tax return.

The Company is under regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken on its tax returns. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts reflected in filings.

With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before 2006.

Implementation of New Accounting Pronouncement

Effective December 15, 2009, the Company adopted a new accounting standard for uncertainty in income taxes. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The cumulative effect of this change in accounting principal was immaterial.

Subsequent Events

Management has reviewed subsequent events and transactions that occurred after the balance sheet date through February 15, 2010. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with generally accepted accounting principles. Management has determined that there are no nonrecognized subsequent events that require additional disclosure.

2. CONCENTRATION OF REVENUE: In 2009, fee income received by the Company was from one customer, which provided 100% of total fee income.

3. INVESTMENTS: The Company purchased 125,001 shares of Series A convertible preferred capital stock of Amedica Corporation issued on January 29, 2004 for $75,000. It also purchased 25,000 shares of Series C convertible preferred capital stock of Amedica Corporation issued on February 24, 2006 for $50,000.

In connection with the private placements for Amedica Corporation the Company was issued 183,290 warrants in April 2007 exercisable for seven years at a price of $3.30 per share. The offering value of the stock sold in this offering was $3.00.

In 2008 the Company earned 480,472 warrants in connection with an offering which closed in January 2008. These warrants have the same terms and exercise price as the warrants issued in April 2007. These warrants were distributed to the Company's members in June 2008.

<u>Common Equity</u>
The fair value of the common stock was valued using the Income Approach and Market Approach. The Income Approach estimates the fair value based on the cash generating ability of the Company. This approach quantifies the present value of the future economic benefits or cash flows that management expects to accrue to the Company discounted to the present at a rate of return that is commensurate with the Company's inherent risk and expected growth. Estimates of fair value under the Income Approach are predicated on the Company's ability to have its products accepted into the market. Those projected cash flow have been discounted at a 25% rate of return for a fifteen year period.

The Market Approach leads to an estimate of fair value based on what other purchasers and sellers in the market have paid for the Company and for companies similar to Amedica. Data collected on the prices paid for companies reasonably similar to Amedica ("Guideline Companies") is adjusted to compensate for differences between each company and the Company being valued. Use of the Market Approach results in an indication of value based on an estimate of the price one may reasonably expect to realize on the sale of the Company. The fair value methodology focused on multiples of future revenue (Market Value of Invested Capital to Projected Revenues) of the Company as compared to "Guideline Companies". The results were validated using the Market Approach - Merger and Acquisition Method.

Additionally the following factors were included in the estimate of fair value: the nature and history of the company, the economic outlook in general and for the industry in particular, the book value of and financial condition of the Company, the earnings capacity of the Company, the dividend-paying capacity of the Company, the existence of goodwill or other intangibles, prior equity sales and the exchange-based market price of equity of similar corporations.
The Black-Scholes Option Pricing Model was used to apportion fair value to the

preferred and common equity. Using this method treats the common stock and preferred stock as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred stock. The common stock has value only if the funds available for distribution to members exceed the value of the liquidation preference (and any accrued dividends) at the time of a liquidity event. This method also considers the convertible features of the preferred equity classes, the preferred warrants outstanding and the common options outstanding. A discount of 25% was applied for lack of marketability of the equity shares since the Company is privately-held.

Preferred Equity
Preferred shares were valued using the Black-Scholes Option Pricing model considering the following factors: valuation date, strike price, risk-free rate, expected dividend yield, expected life of the option, expected volatility, and underlying stock value.

Fair Value of Investment in Amedica

	Number of Shares	Price per Share	Significant Observable Inputs - Level 2
Series A Convertible Preferred Stock	125,001	$ 1.51	$ 188,751
Series C Convertible Preferred Stock	25,000	1.51	37,750
Preferred Stock Warrants:			
Series D	183,290	$ 0.14	25,661
			$ 252,162

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the Company's Statement of Financial Condition and Statement of Income.

4. FURNITURE AND EQUIPMENT:

Furniture and equipment consist of the following at:

December 31,	2009
Office equipment	$ 19,613
Furniture and fixtures	5,000
Total property and equipment	24,613
Less: accumulated depreciation	(15,528)
Net furniture and equipment	$ 9,085

Depreciation expense for the year ended December 31, 2009 was $4,637.

5. NET CAPITAL REQUIREMENT:

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company has net capital of $19,074, which was $14,074 in excess of its required net capital of $5,000. The Company's net capital ratio was .61 to 1.

6. LEASE COMMITMENTS:

The Company has two operating leases which are on a month-to-month basis and either party may terminate the agreement at any time, the monthly payments are $900 and $850, respectively. As of August 2009 the monthly payment was decreased from $900 to $500.

Rent expense for the year ended December 31, 2009 was $16,400.

7. OFF BALANCE-SHEET CREDIT RISK:

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The company has historically maintained credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since, pursuant to the clearing agreement, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk to changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2009.

7. SUBSEQUENT EVENT: On February 4, 2010 the Company received a capital contribution of $20,000.

accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com
Member of CPAmerica International

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Creation Capital LLC

In planning and performing our audit of the financial statements of Creation Capital LLC (a Limited Liability Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ERE LLP

New York, NY
February 15, 2010

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

Year ended December 31, 2009

Net capital:		
Total members' equity	$	292,921
Deduct non-allowable assets and charges:		
Investment in preferred stock		252,162
Furniture and equipment, net		9,085
Other assets		4,600
		265,847
Net capital	$	27,074
Aggregate indebtness - total liabilities	$	3,715
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$	5,000
Excess net capital	$	22,074
Ratio of aggregate indebtedness to net capital		0.14

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2009:

Furniture and equipment, net as reported in the Company's Part IIA (unaudited) FOCUS report	$	9,585
Decrease in furniture and equipment, net resulting from audit adjustment to increase depreciation		(500)
Furniture and equipment, net per above	$	9,085
Total members' equity as reported in the Company's Part IIA (unaudited) FOCUS report	$	293,421
Audit adjustments, net on the statement of income		(500)
Total members' equity per above	$	292,921

Creation Capital LLC
(A Limited Liability Company)

Financial Statements and Supplementary Information

December 31, 2009